

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

Mr. David L. White
Chief Financial Officer
Choice Hotels International, Inc.
10750 Columbia Pike
Silver Spring, MD 20901

> **Re: Choice Hotels International, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2010**
> **File No. 001-13393**

Dear Mr. White:

     We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Cicely L. LaMothe
          Accounting Branch Chief